Exhibit 99.2

Comment from the President and CEO 3

Financial highlights 4

Highlights 5

Export lending 6

Local government lending 6

Securities 6

Funding 7

Results 7

Balance sheet 8

Events after the balance sheet date 9

Prospects for 2012 9

Condensed statement of comprehensive income 10

Condensed balance sheet 11

Condensed statement of changes in equity 12

Condensed cash flow statement 13

Notes to the condensed financial statements 14

President and CEO Gisèle Marchand

(Photo: Caroline Roka)

A new direction

On November 18, 2011, the Norwegian government assumed responsibility for the government supported export financing scheme previously managed by Eksportfinans. The decision came as a result of the implementation of an EU-directive, effectively restricting the size of exposures to single clients secured by bank guarantees. Although the Company and certain shareholders proposed a recapitalization of the company to address this issue, this was not considered by the government to be adequate to meet the needs of the Norwegian export industry in the long run.

The decision was followed by rating downgrades and a consequent reduction in the market value of the Company’s outstanding debt by over NOK 40 billion as per year-end. The asset quality has not, however, been affected by the government actions and Eksportfinans continues, and will continue, to manage its portfolio of assets and liabilities, totaling NOK 214 billion at the end of 2011, for many years to come.

A new state-owned entity will be set up to handle the state-funded export financing scheme by July 1, 2012. Eksportfinans and the Ministry of Trade and Industry (the “Ministry”) have entered into an agreement whereby Eksportfinans has been provided with a mandate to arrange loans on behalf of the Ministry during the interim period. The arrangement of loans is based on the principles and routines practiced by Eksportfinans in the past.

Strong financial results

Eksportfinans has shown a strong financial performance both in the fourth quarter and in the financial year of 2011. Net interest income was NOK 445 million in the fourth quarter, and NOK 1,550 million for the year 2011, compared to NOK 324 million and NOK 1,419 million in the corresponding periods of 2010. Export-related lending increased from NOK 100 billion to NOK 111 billion during 2011.

Exporters faced demanding market conditions as the sovereign debt crises intensified in 2011. However, Eksportfinans received a high volume of loan applications, indicating a significant degree of activity and optimism among Norwegian suppliers and their customers. A considerable part of the Company’s lending stems from the oil & gas industry, which so far seems less influenced by the general economic downturn than other export-oriented sectors.

The non-IFRS measure of profit excluding volatility caused by fair value fluctuations (see more information on page 8), amounted to NOK 267 million in the fourth quarter of 2011 and NOK 945 million for the year 2011, compared with NOK 210 million and NOK 859 million in 2010. This reflects the strength of the Company’s underlying business operations.

The international capital markets remained challenging in 2011 due to the intensified European sovereign debt crisis, however Eksportfinans successfully funded itself through both public and private debt issues until the government announcement on November 18, 2011. The Company believes it is well funded and has a comfortable liquidity situation.

The way forward

The primary focus for Eksportfinans going forward is to preserve the interests of all stakeholders within the new framework. The company is redefining its strategy in light of the changed situation and remains committed to managing its existing portfolio in a prudent manner. We believe that a good anticipated balance between assets and liabilities, comfortable liquidity reserves and a good balance sheet imply that the Company is well positioned to preserve value and continue operations for the years to come.

Gisèle Marchand President and CEO

Fourth quarter report 2011 3

Unaudited

Financial highlights

Figures for interim period and the year 2011 are unaudited.

Fourth quarter The year

(NOK million) 2011 2010 2011 2010

Net interest income 445 324 1,550 1,419

Total comprehensive income for the period 1*) 29,665 271 30,039 448

Return on equity 2*) 597.4% 21.6% 150.8% 8.5%

Net return on average assets and liabilities 3*) 0.82% 0.55% 0.71% 0.59%

Net operating expenses/average assets 4*) 0.11% 0.10% 0.09% 0.09%

Total assets 213,929 215,549 213,929 215,549

Loans outstanding 5) 121,807 123,412 121,807 123,412

New loans disbursed 8,866 12,417 33,685 33,654

New bond debt issued 6,160 16,012 51,552 72,231

Public sector borrowers/guarantors 6) 40.1% 34.5% 40.1% 34.5%

Core capital adequacy 16.1% 12.7% 16.1% 12.7%

Capital adequacy 19.4% 17.6% 19.4% 17.6%

Exchange rate NOK/USD 7) 5.9927 5.8564 5.9927 5.8564

*) Quarterly figures are annualized.

Definitions

1. Total comprehensive income for the period: Net gains on financial instruments at fair value amounts to 40,815 million.

2. Return on equity: Total comprehensive income for the period/average equity (average of opening and closing balance).

3. Net return on average assets and liabilities: The difference between net interest income/average interest generating assets and net interest expense/average interest bearing liabilities (average of daily calculations for the period).

4. Net operating expenses (salaries and other administrative expenses + depreciation + other expenses—other income)/average assets (average of opening and closing balance).

5. Total loans outstanding: Consists of loans due from customers and part of loans due from credit institutions in the balance sheet. Accrued interest and unrealized gains/(losses) are not included, see notes 4, 5 and 6 to the accompanying condensed financial statements.

6. The ratio of public sector loans (municipalities, counties and Norwegian and foreign central government, including the Norwegian Guarantee Institute for Export Credits (GIEK) as borrowers or guarantors) to total lending.

7. Exchange rate at balance sheet date.

Highlights

Fourth quarter 2011

The Norwegian government announced on November 18, 2011, that it would assume responsibility for the state-supported export financing scheme.

On December 22, 2011, Eksportfinans entered into an agreement with the Ministry of Trade and Industry (the “Ministry”), to arrange loans on behalf of the Ministry in the interim period until a state-owned entity is set up by July 1, 2012.

Accordingly, since November 18, Eksportfinans has issued new loan offers or executed new disbursement in its own name only to a very limited extent, but the Company continues to manage its existing portfolio of loans as well as its other assets and liabilities. Between November 18 and year-end, Eksportfinans disbursed NOK 14 million from its own accounts.

The government’s decision was followed by rating downgrades and a consequent reduction in the market value of the Company’s outstanding debt by over NOK 40 billion as per year-end.

Underlying business operations showed continued good performance in the fourth quarter of 2011. Net interest income was NOK 445 million in the period, compared to NOK 324 million in the fourth quarter of 2010.

Total comprehensive income was NOK 29,665 million in the fourth quarter of 2011. The comparative figure was NOK 271 million in the fourth quarter of 2010. The large increase is due to unrealized gains on Eksportfinans’ own debt (as explained under the section “Results”).

Net profit excluding unrealized gains and losses and excluding realized losses hedged by the Portfolio Hedge Agreement (the “PHA”) (as explained under the section “Results”) was NOK 267 million in the fourth quarter of 2011, compared to NOK 210 million in the corresponding period in 2010.

The year 2011

Net interest income was NOK 1,550 million in the 2011, compared to NOK 1,419 million in 2010.

Eksportfinans had total comprehensive income of NOK 30,039 million in 2011, compared to NOK 448 million in 2010. The large increase is due to unrealized gains on Eksportfinans’ own debt (as explained under the section “Results”).

Net profit excluding unrealized gains and losses and excluding realized losses hedged by the PHA (as explained under the section “Results”) was NOK 945 million in 2011, compared to NOK 859 million in 2010.

The core capital adequacy ratio at December 31, 2011 was 16.1 percent, which was 3.4 percentage points higher than that at December 31, 2010.

In 2011, the Company remained active in the public capital markets up until the government announcement on November 18. Up until that point, Eksportfinans had successfully launched several benchmark transactions, including a CHF 150 million 10-year transaction and a USD 500 million 2-year transaction in the first quarter, a USD 1,250 million 5-year transaction in the second quarter as well as a JPY 30,000 million 5-year transaction in the third quarter.

Total assets amounted to NOK 214 billion at December 31, 2011, compared to NOK 216 billion at December 31, 2010.

Regulatory framework

With effect from January 1, 2011, new regulations concerning the calculation of exposures to one single client were introduced by the Norwegian Ministry of Finance. The new provisions are the same as the prevailing provisions applicable in the European Union under the Capital Requirements Directive (Directive 2006/48/EU).

Eksportfinans has been subject to a temporary exemption from the directive, during which the Company can continue to use the reporting standards for large exposures that were in effect in 2010. On October 19, 2011, the temporary exemption was extended until December 31, 2012. At the same time it was announced that Eksportfinans would not be granted a permanent exemption.

As at December 31, 2011, Eksportfinans has eight loans secured by bank guarantees that would be in breach of the regulations regarding

Fourth quarter report 2011 5

large exposures. The total overexposure from these eight loans amounts to around NOK 10 billion. It is currently expected that five of Eksportfinans’ loans would be in breach of the prevailing regulations at the end of 2012.

The Financial Supervisory Authority of Norway

(“FSA”) has in a letter dated February 13,

2012, granted extended time limits as to when Eksportfinans’ loan exposures shall be in compliance with the statutory maximum limits for large exposures.

The FSA has received information from Eksportfinans regarding when the outstanding loan balance of each of the five loans will be reduced as a result of scheduled repayments of principal on those loans such that Eksportfinans’ exposure would be in compliance with the statutory limits. On the basis of this information, the FSA has granted Eksportfinans a new temporary time limit in accordance with this schedule for each loan by which it should be in compliance with the prevailing regulations. The new time limits are specific to each loan and fall within the period of December 31, 2014 – December 31, 2016.

The exemption is conditioned on Eksportfinans not increasing its exposures under these loans beyond the level of exposures that are currently contemplated by such loans. The FSA has also requested Eksportfinans to adapt to, to the extent possible, the statutory requirement as soon as possible.

Export lending

New disbursements were NOK 33.7 billion in 2011 in line with the year 2010. The volume of outstanding export loans was NOK 111.3 billion at December 31, 2011 compared to NOK 99.8 billion at December 31, 2010 and NOK 81 billion at December 31, 2009.

The volume of new loan disbursements was mainly related to contract financing of shipbuilding, ship equipment and offshore oil and gas projects, and primarily a result of contracts entered into during the preceding 2-3 years.

New loans to renewable energy, environmental technologies and infrastructure totaled NOK 5.5 billion in 2011, compared to NOK 2.5 billion in 2010. The borrowers included Norwegian municipal-owned hydro power utilities as well as solar and hydro energy projects in the Czech Republic, Turkey and Indonesia.

New disbursements of loans qualifying for the government-supported export financing scheme was NOK 22.7 billion for the year 2011, compared to NOK 23.6 billion in 2010. These figures include both lending at market terms and lending at terms determined under the government-supported scheme.

Local government lending

After the sale of Kommunekreditt Norge AS in June 2009, Eksportfinans provided financing to KLP Kreditt AS (formerly Kommunekreditt Norge AS) through a loan of NOK 34.4 billion with security in the underlying lending portfolio. This financing was contractually set to be repaid in eight equal, quarterly amounts. The first installment was paid in December 2009, and the last installment was paid in September 2011, and Eksportfinans has no remaining loans outstanding to KLP Kreditt AS.

Eksportfinans’ total involvement in local government lending totaled NOK 10.5 billion at December 31, 2011, compared to NOK 23.5 billion at December 31, 2010.

Securities

The total securities portfolio was NOK 51.9 billion at December 31, 2011, compared to NOK 67.9 billion at December 31, 2010.

The securities portfolio consists of two different portfolios. One is subject to a Portfolio Hedge Agreement with Eksportfinans shareholders which has been in place since February 29, 2008 (the “PHA portfolio”), and the other portfolio is maintained for the purpose of liquidity (referred to herein as the “liquidity reserve portfolio”).

The fair value of the PHA portfolio was NOK 23.4 billion at December 31, 2011, compared to NOK 36.0 billion at year-end 2010. The PHA portfolio will largely be run off to maturity. See Note 14 to the accompanying unaudited condensed financial statements and the 2010 20-F for further information about the PHA.

The uncertainty in the international capital

Fourth quarter report 2011 6

markets has led to relatively high credit spreads in 2011. This has led to relatively high net interest income from the liquidity reserve portfolio in 2011. The fair value of the liquidity reserve portfolio was NOK 28.5 billion at December 31, 2011, compared to NOK 31.9 billion at December 31, 2010.

Funding

Total new funding in 2011 amounted to NOK 51.6 billion through 380 individual bond issues compared to NOK 72.2 billion and 721 bond issues in 2010. The Company has not been actively financing its operations through the capital markets since the announcement on November 18 that the government would assume responsibility for the export finance scheme previously managed by Eksportfinans. The announcement was followed by rating downgrades and a consequent reduction in the market value of the Company’s outstanding debt by over NOK 40 billion as per year-end.

The majority of demand up until the announcement came from investors in the USA, Japan, non-Japan Asia and the Middle East. Private placements continued to represent the bulk of issuance by number of trades, while Eksportfinans was also active in the public markets.

Eksportfinans returned to the Swiss market with a CHF 150 million 10-year transaction in January 2011. In March a USD 500 million 2-year floating rate note was issued to investors globally; in May a USD 1,250 million 5-year global benchmark bond was issued and in July the Company launched its second fixed rate 5-year Samurai bond aimed once again at Japanese domestic investors.

Eksportfinans received a purported declaration of default from a holder of the institution’s Japanese bonds on December 19, 2011. The Company has vigorously resisted the declaration on the basis that there is no default and that the declaration is therefore of no effect. On this basis the Company has concluded that such purported declaration does not constitute a cross default under Eksportfinans’ other financial obligations. Furthermore, on December 22, 2011, Eksportfinans provided the trustee of its EMTN programme with a formal certificate confirming that no event of default had occurred under the terms of that programme. On the basis of all information available to it, the trustee notified all EMTN bond holders on December 23, 2011, that it does not propose, in the current circumstances, to take any further action.

Liquidity

As at December 31, 2011, the Company has liquidity reserves totaling NOK 65.3 billion. In addition to this liquidity reserve, the Company manages liquidity risk both through matching maturities for assets and liabilities and through stress-testing for the short- and medium term. Forecasts show that the liquidity reserve, together with cash inflows from the lending portfolio, are expected to cover anticipated liquidity needs going forward by a good margin. A maturity analysis of financial liabilities based on both contractual and expected maturities is included in note 16 of the accompanying unaudited condensed financial statements.

Results

Net interest income

Net interest income was NOK 1,550 million in 2011. This was NOK 131 million higher than in 2010. The main reason for the higher net interest income in 2011 was the absence in 2011 of the preference share dividend expense accounted for in 2010, combined with higher net interest income on the Export lending. Interest expense related to the preference share ceased to accrue at December 31, 2010.

In large part as a result of the above, the net return on average assets and liabilities (see “Financial highlights” on page 4) was 0.71 percent in 2011, compared to 0.59 percent in 2010.

Net other operating income

Net other operating income was NOK 40,384 million in 2011 compared to negative NOK 602 million in 2010.

The main reason for this large change is the large fluctuations in the market prices of Eksportfinans’ own debt following the decision by the Norwegian government to establish a state-funded export financing scheme and the consequential rating downgrades.

These market fluctuations have led to large changes in the fair value on Eksportfinans’ own debt. In 2011, unrealized gains on

Fourth quarter report 2011 7

Eksportfinans' own debt amounted to NOK 43,054 million compared to unrealized gains of NOK 2,997 million in 2010 (see note 2 to the accompanying unaudited condensed financial statements). Net of derivatives, this amount is an unrealized gain of NOK 40,653 million compared to a loss of NOK 390 million in 2010 (see note 15 to the accompanying unaudited condensed financial statements). Accumulated in the balance sheet, the unrealized gain on Eksportfinans' own debt, net of derivatives, is NOK 42,070 million as of December 31, 2011. These unrealized gains on Eksportfinans' own debt will be reversed as unrealized losses in future periods following any tightening in credit spreads and passage of time. Capital adequacy will not be affected by this effect in any material way as changes in fair value caused by movements in credit spread changes do not have impact on total regulatory capital.

In addition to these net unrealized gains on Eksportfinans' own debt of NOK 40,653 million (net of derivatives), net other operating income in 2011 included an unrealized loss on loans, net of derivatives, of NOK 51 million (compared to an unrealized loss of NOK 89 million in 2010), an unrealized loss on bonds under the PHA of NOK 33 million (compared to an unrealized gain of NOK 124 million in 2010) and an unrealized gain of NOK 57 million on the PHA itself (compared to an unrealized loss of NOK 202 million in 2010). Also, in 2011 Eksportfinans realized a loss of NOK 94 million on bonds under the PHA. This was offset by the PHA itself. (See notes 2 and 15 to the accompanying unaudited condensed financial statements for the breakdown of these line items).

Total operating expenses

Total operating expenses amounted to NOK 213 million in 2011, an increase of NOK 19 million from 2010. The key ratio of net operating expenses in relation to average assets was 0.09 percent in 2011, the same as in 2010.

Profit/(loss) for the period

Total comprehensive income in 2011 was NOK 30,039 million, compared to NOK 448 million in 2010. The increase is due to the large unrealized gains on Eksportfinans' own debt.

Return on equity was 150.8 percent in 2011, compared to 8.5 percent in 2010 for the same reason.

The non-IFRS measure of profit excluding unrealized gains and losses on financial instruments and excluding realized losses hedged by the PHA, and the corresponding return on equity, is shown in the table below. These calculations may be of interest to investors because they assess the performance of the underlying business operations without the volatility caused by fair value fluctuations, including specifically the reversal of previously recognized unrealized gains on Eksportfinans' own debt, and the realized losses on investments which are hedged by the PHA.

	Fourth quarter		The year	
(NOK million)	2011	2010	2011	2010
Comprehensive income for the period in accordance with IFRS	29,665	271	30,039	448
Net unrealized losses/(gains)	(40,830)	(102)	(40,515)	554
Unrealized gains/(losses) related to Iceland [1]	2	17	14	17
Realized losses hedged by the Porfolio Hedge Agreement [2]	0	0	94	0
Tax effect [3]	11,430	24	11,314	(160)
Non-IFRS profit for the period excluding unrealized gains/(losses) on financial instruments and excluding realized losses hedged by the PHA	267	210	945	859
Return on equity based on profit for the period excluding unrealized gains/(losses) on financial instruments and excluding realized losses hedged by the PHA	18.3 %	16.3 %	17.2 %	17.7 %

1) Reversal of previously recognized loss (at exchange rates applicable at December 31, 2011).

2) Securities have been sold with a realized loss. These losses are covered by the PHA, and will be settled according to that agreement. Eksportfinans therefore believes it is useful for investors to present this non-IFRS profit figure with such losses excluded due to the economic arrangements under, and the accounting impacts of, the PHA.

3) 28 percent of the items above.

4) Return on equity: Profit for the period/average equity adjusted for proposed not distributed dividends.

Profit excluding unrealized gains and losses and excluding realized losses hedged by the PHA amounted to NOK 945 million in 2011. This was an increase of NOK 86 million compared to 2010. The increase was mainly due to the higher net interest income.

Balance sheet

Total assets amounted to NOK 214 billion at December 31, 2011, compared to NOK 216

Fourth quarter report 2011 8

billion at December 31, 2010.

Seven loans totaling NOK 6.7 billion have been transferred from Eksportfinans to the Ministry between November 18 and year-end. These loans are either (1) CIRR-qualifying loans that Eksportfinans has disbursed for its own account after November 18, 2011 pending completion of formalities for the state’s assumption of the export financing scheme or (2) CIRR-qualifying loans that have been partially disbursed before November 18, 2011, and where the entire loans (including part disbursements made before November 18, 2011) have been transferred to the Ministry.

Debt incurred by issuing commercial paper and bonds was NOK 141 billion at December 31, 2011. The corresponding figure was NOK 186 billion at December 31, 2010. The main reason for the decrease is the valuation of Eksportfinans own debt as described in the section “Net other operating income” above.

The capital adequacy ratio was 19.4 percent at December 31, 2011, compared to 17.6 percent at December 31, 2010. The core capital adequacy ratio was 16.1 percent at December 31, 2011, compared to 12.7 percent the year before. The increase in the capital adequacy ratios is mainly due to high core earnings, combined with no proposed dividends for 2011.

On April 28, 2011 and May 23, 2011 Eksportfinans voluntarily prepaid subordinated debt in the amounts of USD 60 million and USD 15 million. The combined effect of the termination of this subordinated debt was a reduction of the total regulatory capital adequacy ratio from 20.8 percent to 19.4 percent based on figures on December 31, 2011. The core capital adequacy ratio was not affected by these terminations.

Events after the balance sheet date

Rating updates

On January 9, 2012, Moody’s affirmed its rating from November 22, 2011 and that the ratings are under review for possible downgrade.

On February 15, 2012, Standard & Poor’s downgraded Eksportfinans with negative outlook.

Regulatory exemptions

On February 9, 2012, the FSA granted the Company a permanent exemption with respect to the requirement to issue new subordinated debt to replace the USD 75 million of subordinated debt that were called in 2011.

On February 13, 2012, the FSA granted the Company a new temporary exemption for the five lending transactions currently expected to exceed the regulatory limit for large exposures at December 31, 2012. The temporary exemption is specific to each loan and runs until the lending transactions are scheduled to get within the regulatory limit due to scheduled repayments of principal, which is in the period December 31, 2014 – December 31, 2016.

The Board puts emphasis in maintaining the Company’s solidity, and has therefore decided, on March 1, 2012, not to propose a dividend for 2011.

Prospects for 2012

Eksportfinans continues to manage its portfolio of assets and liabilities in 2012 with the overall objective to preserve Company value and to honor all the Company’s duties and obligations in the years ahead. The Board considers the Company to be well positioned for this as it is well capitalized and has a comfortable liquidity situation.

In 2012, the Board will redefine the Company’s strategy and realign the organization in light of the new situation. This realignment will involve transferring a number of employees to the new state-owned entity. Consequently, the operating costs are expected to decrease going forward. The Company will continue to closely monitor the development of the sovereign debt crisis and the impact this will have on the capital markets and the business environment for the Company’s existing customers.

Eksportfinans will arrange loans on behalf of the Ministry until a new state-owned entity is in place. In return, the Ministry will pay an agreed fee to Eksportfinans.

Oslo, March 1, 2012 EKSPORTFINANS ASA The Board of Directors

Fourth quarter report 2011 9

Unaudited

Condensed statement of comprehensive income

Figures for interim period and the year 2011 are unaudited.

Fourth quarter The year

(NOK million) 2011 2010 2011 2010 Note

Interest and related income 1,484 1,450 5,629 5,817

Interest and related expenses 1,039 1,126 4,079 4,398

Net interest income 445 324 1,550 1,419

Commissions and

income related to banking services 0 0 1 1

Commissions and

expenses related to banking services 2 2 6 7

Net gains/(losses)

on financial instruments at fair value 40,815 108 40,373 (603) 2, 15

Other income 11 2 16 7

Net other operating income/ (loss) 40,824 108 40,384 (602)

Total operating income 41,269 432 41,934 817

Salaries and other administrative expenses 59 44 181 157

Depreciation 6 6 20 23

Other expenses 3 5 12 14

Impairment charges on loans at amortized cost 0 0 0 0

Total operating expenses 68 55 213 194

Pre-tax operating profit/(loss) 41,201 377 41,721 623

Taxes 11,536 106 11,682 175

Profit/(loss) for the period 29,665 271 30,039 448

Other comprehensive income 0 0 0 0

Total comprehensive income 29,665 271 30,039 448

The accompanying notes are an integral part of these condensed interim financial statements.

Fourth quarter report 2011 10

Unaudited

Condensed balance sheet

Figures at December 31, 2011, are unaudited.

(NOK million)	31.12.11	31.12.10	Note
Loans due from credit institutions [1]	40,340	43,014	4, 6, 7
Loans due from customers [2]	96,541	85,095	5, 6, 7
Securities	51,909	67,921	8
Financial derivatives	19,446	15,403	
Deferred tax asset	0	44	
Intangible assets	16	20	
Fixed assets and investment property	210	205	9
Other assets	5,467	3,847	10
Total assets	**213,929**	**215,549**	
Deposits by credit institutions	1	45	
Borrowings through the issue of securities	141,489	186,402	11
Financial derivatives	13,870	14,247	
Deferred tax liabilities	11,343		
Taxes payable	295	373	
Other liabilities	10,722	7,174	12
Accrued expenses and provisions	128	96	
Subordinated debt	1,039	1,639	
Capital contribution securities	348	417	
Total liabilities	**179,235**	**210,393**	
Share capital	2,771	2,771	
Share premium reserve	177	177	
Reserve for unrealized gains	29,363	71	
Other equity	2,383	2,137	
Total shareholders' equity	**34,694**	**5,156**	
Total liabilities and shareholders' equity	**213,929**	**215,549**	

1) Of NOK 40,340 million at December 31, 2011, NOK 39,951 million is measured at fair value through profit or loss and NOK 389 million is measured at amortized cost. Of NOK 43,014 million at December 31, 2010, NOK 29,811 million is measured at fair value through profit or loss and NOK 13,203 million is measured at amortized cost.

2) Of NOK 96,541 million at December 31, 2011, NOK 61,416 million is measured at fair value through profit or loss and NOK 35,125 million is measured at amortized cost. Of NOK 85,095 million at December 31, 2010, NOK 49,205 million is measured at fair value through profit or loss and NOK 35,890 million is measured at amortized cost.

The accompanying notes are an integral part of these condensed interim financial statements.

Fourth quarter report 2011 11

Unaudited

Condensed statement of changes in equity

Figures at December 31, 2011, are unaudited.

(NOK million)	Share capital *)	Share premium reserve *)	Reserve unrealized gains *)	Other equity	Total equity
Equity at January 1, 2011	2,771	177	71	2,137	5,156
Total comprehensive income for the period	0	0	29,292	747	30,039
Dividends paid	0	0	0	(500)	(500)
Equity at December 31, 2011	**2,771**	**177**	**29,363**	**2,384**	**34,694**
Equity at January 1, 2010	2,771	177	0	2,460	5,408
Total comprehensive income for the period	0	0	71	377	448
Dividends paid	0	0	0	(700)	(700)
Equity at December 31, 2010	**2,771**	**177**	**71**	**2,137**	**5,156**

*) Restricted equity that cannot be paid out to the owners without a shareholder resolution to reduce the share capital in accordance with the Public Limited Companies Act under Norwegian law.

The accompanying notes are an integral part of these condensed interim financial statements.

Fourth quarter report 2011 12

Unaudited

Condensed cash flow statement

Figures for 2011 are unaudited.

The Year

(NOK million) 2011 2010

Pre-tax operating profit/(loss)

from continuing operations 41,721 623

Provided by operating activities:

Accrual of contribution from the Norwegian government (322) (787)

Unrealized losses (gains) on financial instruments at fair value through profit or loss (40,515) 553

Realized losses on financial instruments

at fair value through profit or loss [non-cash items] 27 27

Depreciation 20 23

Disbursement of loans (33,685) (33,654)

Principal collected on loans 35,422 32,416

Purchase of financial investments (trading) (43,516) (43,401)

Proceeds from sale or redemption of financial investments (trading) 51,683 38,748

Contribution paid by the Norwegian government 382 332

Taxes paid (74) (74)

Changes in:

Accrued interest receivable 224 1,497

Other receivables (1,638) 402

Accrued expenses and other liabilities 2,618 409

Net cash flow from operating activities 12,347 (2,886)

Purchase of financial investments (5,575) (4,317)

Proceeds from sale or redemption of financial investments 12,912 18,336

Net cashflow from financial derivatives 93 7,029

Purchases of fixed assets (22) (14)

Net proceeds from sales of fixed assets 1 0

Net cash flow from investing activities 7,409 21,034

Change in debt to credit institutions (45) 6

Net proceeds from issuance of commercial paper debt 185,915 280,889

Repayments of commercial paper debt (183,537) (296,901)

Net proceeds from issuance of bond debt 51,552 72,231

Principal payments on bond debt (63,287) (74,253)

Repayments of subordinated debt (449) 0

Dividends paid (500) (700)

Net cash flow from financing activities (10,351) (18,728)

Net change in cash and cash equivalents *) 9,405 (580)

Cash and cash equivalents at beginning of period 3,932 4,524

Effect of exchange rates on cash and cash equivalents 66 (12)

Cash and cash equivalents *) at end of period 13,403 3,932

*) Cash equivalents are defined as bank deposits with maturity less than 3 months.

The accompanying notes are an integral part of these condensed interim financial statements.

Fourth quarter report 2011 13

Unaudited

Notes to the accounts

1. Accounting policies

Eksportfinans' fourth quarter condensed interim financial statements have been presented in accordance with International Financial Reporting Standards – (**IFRS**), in line with both IFRS as adopted by the European Union (**EU**) and IFRS as issued by the International Accounting Standards Board (**IASB**). The condensed interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting.

The accounting policies and methods of computation applied in the preparation of these condensed interim financial statements are the same as those applied in Eksportfinans' annual financial statements of 2010, as approved for issue by the Board of Directors on February 28, 2011. These policies have been consistently applied to all the periods presented.

In Eksportfinans' annual financial statements for 2010 and in the fourth quarter report for 2010 Eksportfinans reported figures both for the consolidated group and for the parent company. After the sale of the prior subsidiary Kommunekreditt Norge AS in 2009, there was no group to consolidate. From the first quarter of 2011 comparable figures are equal for the group and for the parent for all periods presented. For that reason only figures for Eksportfinans ASA have been presented in this quarterly report.

Figures for interim period, the year and year-end 2011are unaudited.

2. Net gains/(losses) on financial instruments at fair value

Net realized and unrealized gains/(losses) on financial instruments at fair value

	Fourth quarter		The year	
(NOK million)	2011	2010	2011	2010
Securities held for trading	(19)	7	(19)	14
Securities designated as at fair value at initial recognition	(3)	0	(100)	4
Financial derivatives	(23)	(12)	(93)	(139)
Other financial instruments at fair value	30	11	70	72
Net realized gains/(losses)	**(15)**	**6**	**(142)**	**(49)**
Loans and receivables	(16)	10	35	(69)
Securities [1]	31	(78)	(208)	183
Financial derivatives [2]	1,499	(1,059)	(2,353)	(3,672)
Commercial paper debt [3][4]	(1)	(1)	1	1
Bond debt [3][4]	39,041	1,205	42,731	2,997
Subordinated debt and capital contribution securities [3][4]	274	13	322	(1)
Other	2	12	(13)	7
Net unrealized gains/(losses)	**40,830**	**102**	**40,515**	**(554)**
Net realized and unrealized gains/(losses)	**40,815**	**108**	**40,373**	**(603)**

1) Net unrealized gains/(losses) on securities

	Fourth quarter		The year	
(NOK million)	2011	2010	2011	2010
Securities held for trading	16	(47)	(360)	30
Securities designated as at fair value at initial recognition	15	(31)	152	153
Total	**31**	**(78)**	**(208)**	**183**

2) The Portfolio Hedge Agreement entered into in March 2008, further described in note 14 of this report, is included with a gain of NOK 57 million in 2011 and a loss of NOK 202 million in 2010.

3) In 2011, Eksportfinans had an unrealized gain of NOK 43,054 million (gain of NOK 2,997 million in 2010) on its own debt. Net of derivatives this amount is an unrealized gain of NOK 40,653 million (loss of NOK 390 million in 2010).

4) In 2011, Eksportfinans had an unrealized gain of NOK 14,083 million of financial liabilities classified as level 2 in the fair value hierarchy (loss of 191 million in 2010). Of financial liabilities classified as level 3 in the fair value hierarchy, Eksportfinans had a gain of NOK 28,971 million (gain of 3,188 million in 2010).

See note 15 for a presentation of the above table through the eyes of management.

Fourth quarter report 2011 14

Unaudited

3. Capital adequacy

Capital adequacy is calculated in accordance with the Basel II regulations in force from the Financial Supervisory Authority of Norway. The Company has adopted the standardized approach to capital requirements. For the Company, this implies that the difference in risk-weighted value between the Basel I and II regulations is mainly due to operational risk. The capital adequacy minimum requirement is 8 percent of total risk-weighted value.

Risk-weighted assets and off-balance sheet items

(NOK million) 31.12.2011 31.12.2010

Risk- Risk-

Book weighted Book weighted

value value value value

Total assets 213,929 26,933 215,549 29,050

Off-balance sheet items 304 358

Operational risk 2,424 2,577

Total currency risk 0 0

Total risk-weighted value 29,661 31,985

The Company’s eligible regulatory capital

(NOK million

and in percent of risk-weighted value) 31.12.2011 31.12.2010

Core capital 1) 4,786 16.1% 4,077 12.7%

Additional capital 2) 975 3.3% 1,565 4.9%

Total regulatory capital 5,761 19.4% 5,642 17.6%

1) Includes share capital, other equity, elements of capital contribution securities and other deductions and additions in accordance with the Norwegian capital adequacy regulations.

2) Includes subordinated debt, the elements of capital contribution securities not included in core capital and other deductions/additions in accordance with the Norwegian capital adequacy regulations.

4. Loans due from credit institutions

(NOK million) 31.12.11 31.12.10

Cash equivalents 1) 13,403 3,932

Other bank deposits and claims on banks 1,300 470

Loan to KLP Kreditt AS (also included in note 6) 0 12,882

Loans to other credit institutions, nominal amount (also included in note 6) 2) 26,252 26,290

Accrued interest and adjustment to fair value on loans (615) (560)

Total 40,340 43,014

1) Cash equivalents are defined as bank deposits with maturity of less than 3 months.

2) The Company has acquired certain loan agreements from banks for which the selling bank provides a repayment guarantee, therefore retaining the credit risk of the loans. Under IFRS these loans are classified as loans to credit institutions. Of the loans to credit institutions these loans amounted to NOK 13,977 million at December 31, 2011 and NOK 13,073 million at December 31, 2010.

5. Loans due from customers

(NOK million) 31.12.11 31.12.10

Loans due from customers,

nominal amount (also included in note 6) 95,555 84,240

Accrued interest and adjustment to fair value on loans 986 855

Total 96,541 85,095

Fourth quarter report 2011 15

Unaudited

6. Total loans due from credit institutions and customers

Nominal amounts related to loans due from credit institutions and customers, respectively, from the two previous tables are included in the following analysis.

(NOK million) 31.12.11 31.12.10

Loan to KLP Kreditt AS 0 12,882

Loans due from other credit institutions 26,252 26,290

Loans due from credit institutions 26,252 39,172

Loans due from customers 95,555 84,240

Total nominal amount 121,807 123,412

Commercial loans 87,208 88,095

Government-supported loans 34,599 35,317

Total nominal amount 121,807 123,412

Capital goods 33,991 31,992

Ships 44,989 45,376

Export-related and international activities *) 32,318 22,448

Direct loans to Norwegian local government sector 5,653 5,719

Loan to KLP Kreditt AS 0 12,882

Municipal-related loans to other credit institutions 4,798 4,943

Loans to employees 58 52

Total nominal amount 121,807 123,412

*) Export-related and international activities consist of loans to the following categories of borrowers:

(NOK million) 31.12.11 31.12.10

Banking and finance 6,938 7,264

Renewable energy 5,494 1,425

Consumer goods 5,375 4,757

Aviation and shipping 5,233 264

Real estate management 5,063 5,626 *)

Oil and gas 2,491 2,935

Infrastructure 1,060 150

Environment 661 0

Other categories 3 27

Total nominal amount 32,318 22,448

*) Infrastructure of NOK 150 million was included in the line captioned Real estate management as of December 31, 2010.

Fourth quarter report 2011 16

Unaudited

7. Loans past due or impaired

(NOK million)	31.12.11	31.12.10
Interest and principal installment 1-30 days past due	3	30
Not matured principal on loans with payments 1-30 days past due	8	608
Interest and principal installment 31-90 days past due	25	28
Not matured principal on loans with payments 31-90 days past due	164	199
Interest and principal installment more than 90 days past due	504	511
Not matured principal on loans with payments more than 90 days past due	18	453
Total loans that are past due	**722**	**1,829**
Relevant collateral or guarantees received *)	224	1,336
Estimated impairments on loans valued at amortized cost	0	0

*) A total of NOK 498 million relates to exposure towards Icelandic banks as of December 31, 2011, and are as of the balance sheetdate not considered guaranteed in a satisfactory manner. These loans are measured at fair value at each balance sheet date. The change in fair value in the period is reflected in the line item 'Net gains/losses on financial instruments at fair value'. Apart from the fair value adjustments already recognized in the income statement, related to the exposure towards the Icelandic banks discussed above, the Company considers all other loans to be secured in a satisfactory manner. For these transactions, amounting to NOK 224 million, the Norwegian government, through the Guarantee Institute for Export Credit (**GIEK**), guarantees approximately 83 percent of the amounts in default. The remaining 17 percent are guaranteed by private banks, most of them operating in Norway. Where applicable, claims have already been submitted in accordance with the guarantees.

8. Securities

(NOK million)	31.12.11	31.12.10
Trading portfolio	39,953	48,990
Other securities at fair value through profit and loss	11,956	18,931
Total	**51,909**	**67,921**

9. Fixed assets and investment property

(NOK million)	31.12.11	31.12.10
Buildings and land in own use	127	126
Investment property	70	70
Total buildings and land	197	196
Other fixed assets	13	9
Total	**210**	**205**

10. Other assets

(NOK million)	31.12.11	31.12.10
Settlement account 108-Agreement	823	887
Cash collateral provided	4,612	2,953
Delayed payment, securities not delivered from our custodian	0	0
Other	32	7
Total	**5,467**	**3,847**

Fourth quarter report 2011 17

Unaudited

11. Borrowings through the issue of securities

(NOK million)	31.12.11	31.12.10
Commercial paper debt	5,760	3,303
Bond debt	195,879	200,066
Accrued interest and adjustment to fair value on debt	(60,150)	(16,967)
Total	**141,489**	**186,402**

12. Other liabilities

(NOK million)	31.12.11	31.12.10
Grants to mixed credits	336	333
Cash collateral received	10,260	6,449
Other short-term liabilities	126	392
Total	**10,722**	**7,174**

13. Segment information

The Company is divided into three business areas; Export lending, Municipal lending and Securities. After the sale of Kommunekreditt Norge AS, municipal lending consists of loans to KLP Kreditt AS (last installment received in September 2011), in addition to loans extended directly to municipalities and municipal-related loans to savings banks that were purchased from Kommunekreditt Norge AS in connection with the sale of the subsidiary. The Company also has a treasury department, responsible for the Company's funding. Income and expenses related to treasury are divided between the three business areas.

The segment information is in line with the management reporting.

	Export lending		Municipal lending		Securities	
	The year		The year		The year	
(NOK million)	2011	2010	2011	2010	2011	2010
Net interest income [1]	**969**	**722**	**114**	**183**	**467**	**514**
Commissions and income related to banking services [2]	1	1	0	0	0	0
Commissions and expenses related to banking services [2]	0	0	0	0	0	0
Net gains/(losses) on financial instruments at fair value [3]	19	17	0	0	(91)	(42)
Income/expenses divided by volume [4]	28	(3)	4	(1)	17	(3)
Net other operating income	**47**	**15**	**4**	**(1)**	**(74)**	**(45)**
Total net income	**1,016**	**737**	**119**	**182**	**393**	**469**
Total operating expenses	**153**	**114**	**8**	**26**	**53**	**54**
Pre-tax operating profit/(loss)	864	623	111	156	340	415
Taxes	242	175	31	44	95	116
Non-IFRS profit for the period excluding unrealized gains/(losses) on financial instruments and excluding realized losses hedged by the PHA	**621**	**448**	**80**	**112**	**244**	**299**

1) Net interest income includes interest income directly attributable to the segments based on Eksportfinans' internal pricing model. The treasury department obtains interest on Eksportfinans' equity and in addition the positive or negative result (margin) based on the difference between the internal interest income from the segments and the actual external funding cost. Net interest income in the treasury department is allocated to the reportable segments based on volume for the margin, and risk weighted volume for the interest on equity.

2) Income/(expenses) directly attributable to each segment.

3) For Export lending the figures are related to unrealized gains/(losses) on the Icelandic bank exposure. In this context, the fair value adjustments on the Icelandic bank exposure have been treated as realized, as they are not expected to be reversed towards maturity, as other unrealized gains and losses. For Securities the figures are related to realized gains/(losses) on financial

Fourth quarter report 2011 18

Unaudited

instruments.

4) Income/expenses, other than interest, in the treasury department have been allocated to the business areas by volume. These are items included in net other operating income in the income statement.

Reconciliation of segment profit measure to total comprehensive income

	The year	
(NOK million)	2011	2010
Export lending	621	448
Municipal lending	80	112
Securities	244	299
Non-IFRS profit/(loss) for the period excluding unrealized gains/(losses) on financial instruments and excluding realized losses hedged by the PHA	**945**	**859**
Net unrealized gains/(losses) 1)	40,515	(554)
Unrealized losses/(gains) related to the Icelandic bank exposure included above 1)	(14)	(17)
Realized (losses) hedged by the Portfolio Hedge Agreement	(94)	0
Tax effect 2)	(11,314)	160
Total comprehensive income	**30,039**	**448**

1) Reversal of previously recognized loss (at exchange rates applicable at December 31, 2011).

2) 28 percent of the items above.

14. Material transactions with related parties

The Company's two largest shareholders, DNB Bank ASA and Nordea Bank Norge AS, are considered to be related parties in accordance with IAS 24 Related Party Disclosures.

(NOK millions)	Acquired loans 1)	Deposits 2)	Guarantees issued 3)	Guarantees received 4)	Portfolio Hedge Agreement 5)
Balance January 1, 2011	10,869	1,277	656	21,480	535
Change in the period	1,504	2,209	118	3,234	80
Balance December 31, 2011	**12,373**	**3,486**	**774**	**24,714**	**615**
Balance January 1, 2010	9,226	2,069	1,190	21,815	614
Change in the period	1,643	(792)	(534)	(335)	(79)
Balance December 31, 2010	**10,869**	**1,277**	**656**	**21,480**	**535**

All transactions with related parties are made on market terms.

1) The Company acquires loans from banks. The loans are part of the Company's ordinary lending activity, as they are extended to the export industry. As the selling banks provide a guarantee for the loans, not substantially all the risk and rewards are transferred to the Company, thus the loans are classified as loans due from credit institutions in the balance sheet.

2) Deposits made by the Company.

3) Guarantees issued by the Company to support the Norwegian export industry.

4) Guarantees provided to the Company from the related parties.

5) Eksportfinans has entered into a derivative portfolio hedge agreement with the majority of its shareholders. The agreement, effective from March 1, 2008, will offset losses up to NOK 5 billion in the liquidity portfolio held as of February 29, 2008. The agreement will also offset any gains in the portfolio as of the same date. The payments to or from the Company related to the losses or gains, respectively, in the portfolio, will take place on the last day of February each year, with the first payment in 2011. The agreement expires with the maturities of the bonds included in the contract, with the latest maturity on December 31, 2023. Eksportfinans will pay a monthly fee of NOK 5 million to the participants to the agreement. The balances show the related parties' share of the fair value of the contract as of the balance sheet date.

In addition to the transactions reflected in the above table, Eksportfinans' three major owner banks have extended a committed credit line of USD 2 billion for repo purposes to the Company. The facility has a twelve month maturity with the possibility of extension, and was extended in the second quarter of 2011. Eksportfinans has not yet utilized this credit facility.

Fourth quarter report 2011 19

Unaudited

15. Market risk - effects from economic hedging

Note 2 specifies the net realized and unrealized gains/losses on financial instruments, showing separately the gains/losses related to financial derivatives. When presented to the Company's management and Board of Directors, the figures are prepared showing the various financial instruments after netting with related economic hedges, as derivatives are used as economic hedges of the market risk of specific assets and liabilities.

The below table specifies net realized and unrealized gains/(losses) on financial instruments at fair value, netted with related economic hedges.

Net realized and unrealized gains/(losses) on financial instruments at fair value

	Fourth Quarter		The year	
(NOK million)	2011	2010	2011	2010
Securities	(45)	(8)	(185)	(42)
Other financial instruments at fair value	30	14	43	(7)
Net realized gains/(losses)	**(15)**	**6**	**(142)**	**(49)**
Loans and receivables	(6)	41	(51)	(89)
Securities	7	(132)	19	(62)
Commercial paper debt [1) 2)]	0	(2)	1	1
Bond debt [1) 2)]	40,519	132	40,343	(393)
Subordinated debt and capital contribution securities [1) 2)]	280	14	309	2
Other	3	11	(13)	7
Net unrealized gains/(losses)	**40,803**	**64**	**40,608**	**(534)**
Financial derivatives related to the 108 agreement [3)]	27	38	(93)	(20)
Net realized and unrealized gains/(losses)	**40,815**	**108**	**40,373**	**(603)**

1) Accumulated net gain on own debt is NOK 42,070 million as of December 31, 2011, compared to NOK 1,417 million as of December 31, 2010
2) In 2011, Eksportfinans had an unrealized gain of NOK 40,653 million (loss of NOK 390 million in 2010) on its own debt, net of derivatives.
3) Derivatives related to components of the 108 Agreement. The 108 Agreement is accounted for at amortized cost, hence these derivatives are not included in the effects related to financial instruments at fair value.

16. Maturity analysis

Maturity analysis of financial liabilities based on contractual maturities (including off-balance sheet items):

(NOK million)	Up to and including 1 month	From 1 month up to and including 3 months	From 3 months up to and including 1 year	From 1 year up to and including 5 years	Over 5 years
December 31, 2011					
Deposit by credit institutions	1	0	0	0	0
Non-structured bond debt	1,254	9,654	6,383	74,011	11,209
Structured bond debt	19,240	34,460	38,730	8,894	3,598
Commercial paper debt	2,303	2,265	1,199	0	0
Cash collateral	10,260	0	0	0	0
Subordinated loans	0	0	56	1,328	0
Capital contribution securities	0	27	0	464	0
Derivatives net settled	269	122	596	2,546	1,717
Derivatives gross settled (pay leg)	14,922	14,920	12,434	5,921	312
Financial guarantees (off-balance)	1,422	0	0	0	0
Loan commitments (off-balance)	29	944	2,113	0	0
Total	**49,700**	**62,392**	**61,511**	**93,164**	**16,836**
Derivatives gross settled (receive leg)	17,429	17,783	16,192	5,876	449
Derivative assets net settled	28	227	1,936	4,119	603
Derivative assets gross settled (pay leg)	24,913	33,730	22,205	45,588	6,506
Derivative assets gross settled (receive leg)	26,823	37,075	25,711	50,150	7,471

Fourth quarter report 2011 20

Unaudited

(NOK thousands)	Up to and including 1 month	From 1 month up to and including 3 months	From 3 months up to and including 1 year	From 1 year up to and including 5 years	Over 5 years
December 31, 2010					
Deposits by credit institutions	45	0	0	0	0
Non-structured bond debt	521	349	21,948	59,646	19,321
Structured bond debt	18,968	37,050	40,838	11,230	3,997
Commercial paper debt	1,668	1,640	0	0	0
Cash collateral	6,449	0	0	0	0
Subordinated loans	0	0	491	1,287	0
Capital contribution securities	0	27	0	480	0
Derivatives net settled	133	15	391	3,127	2,763
Derivatives gross settled (pay leg)	26,577	50,959	20,318	21,136	510
Financial guarantees (off-balance)	1,592	0	0	0	0
Loan commitments (off-balance)	1,052	1,473	1,682	726	0
Total	**57,005**	**91,513**	**85,668**	**97,632**	**26,591**
Derivatives gross settled (receive leg)	28,544	52,397	23,183	19,942	766
Derivative assets net settled	47	127	2,232	4,158	1,122
Derivative assets gross settled (pay leg)	20,165	25,318	11,737	17,350	6,884
Derivative assets gross settled (receive leg)	21,393	28,314	14,599	21,834	8,258

The figures in the above table and in the additional disclosures regarding derivatives below the table include principal and interest payable (receivable) at nominal value. First possible call dates and trigger dates, according to the contracts, are applied in the classification of the maturities. For derivatives gross settled, pay leg represents the contractual cash flows to be paid by the Company to the derivative counterparty while receive leg represents the contractual cash flows to be received from the derivative counterparty.

The Company manages its liquidity risk, inter alia, by monitoring the difference between expected maturities of its assets and liabilities.

Fourth quarter report 2011 21

Unaudited

Maturity analysis of financial assets and liabilities based on expected maturities:

(NOK million)	Up to and including 1 month	From 1 month up to and including 3 months	From 3 months up to and including 1 year	From 1 year up to and including 5 years	Over 5 years	Total
December 31, 2011						
Assets						
Loans and receivables due from credit institutions	11,995	1,898	6,003	18,484	2,213	40,593
Loans and receivables due from customers	528	3,644	11,751	50,760	45,694	112,378
Securities	4,555	7,649	21,156	13,251	10,387	56,999
Derivatives net settled	28	227	1,937	4,567	1,446	8,205
Derivatives gross settled (paying leg)	(22,797)	(25,556)	(19,467)	(49,578)	(15,719)	(133,117)
Derivatives gross settled (receiving leg)	24,007	26,515	20,468	54,896	21,228	147,113
Cash collateral	0	4,613	0	0	0	4,613
Total assets	**18,317**	**18,990**	**41,847**	**92,380**	**65,249**	**236,783**
Liabilities						
Deposits by credit institutions	1	0	0	0	0	1
Commercial paper debt	2,303	2,265	1,199	0	0	5,766
Non-structured bond debt	1,254	9,654	6,383	74,011	11,209	102,512
Structured bond debt	2,085	3,715	20,091	42,762	46,625	115,278
Derivatives net settled	269	122	578	2,459	1,677	5,104
Derivatives gross settled (paying leg)	3,910	2,217	3,581	26,476	12,640	48,824
Derivatives gross settled (receiving leg)	(3,905)	(2,299)	(3,836)	(29,023)	(18,742)	(57,806)
Cash collateral	0	10,260	0	0	0	10,260
Subordinated loans	0	0	56	1,328	0	1,384
Capital contribution securities	0	27	0	464	0	492
Total liabilities	**5,918**	**25,960**	**28,050**	**118,477**	**53,410**	**231,815**

Fourth quarter report 2011 22

Unaudited

(NOK thousands)	Up to and including 1 month	From 1 month up to and including 3 months	From 3 months up to and including 1 year	From 1 year up to and including 5 years	Over 5 years	Total
December 31, 2010						
Assets						
Loans and receivables due from credit institutions	1,710	4,924	10,252	23,276	3,213	43,375
Loans and receivables due from customers	2,607	1,369	4,133	49,882	42,520	100,510
Securities	2,295	13,757	19,465	26,884	10,135	72,535
Derivatives net settled	47	126	2,232	4,506	1,967	8,878
Derivatives gross settled (paying leg)	(16,421)	(13,300)	(11,614)	(26,304)	(13,749)	(81,388)
Derivatives gross settled (receiving leg)	16,889	13,867	13,280	32,243	18,259	94,538
Cash collateral	0	2,953	0	0	0	2,953
Total assets	**7,126**	**23,695**	**37,747**	**110,488**	**62,345**	**241,401**
Liabilities						
Deposits by credit institutions	1	0	44	0	0	45
Commercial paper debt	1,668	1,640	0	0	0	3,308
Non-structured bond debt	521	349	21,948	59,646	19,321	101,785
Structured bond debt	2,779	4,998	20,491	43,715	66,162	138,146
Derivatives net settled	133	15	380	1,473	(3,404)	(1,402)
Derivatives gross settled (paying leg)	18,609	40,063	12,648	32,799	15,110	119,229
Derivatives gross settled (receiving leg)	(18,123)	(38,888)	(12,033)	(33,608)	(21,946)	(124,597)
Cash collateral	212	6,235	0	0	0	6,447
Subordinated loans	0	0	491	1,287	0	1,778
Capital contribution securities	0	27	0	480	0	507
Total liabilities	**5,800**	**14,439**	**43,969**	**105,792**	**75,244**	**245,245**

For the figures in the above table, call and trigger dates as estimated in models are applied in the classification of the maturities. For some issues with call and trigger optionalities, the expected maturity is estimated using a sophisticated valuation system.

17. Contingencies

The contingencies are:

a) One of Eksportfinans' borrowers reclaimed paid break cost in an amount of approximately NOK 19 million in connection with voluntary prepayment of loans. Eksportfinans refuted the claim and the dispute came to trial at Oslo City Court (Oslo Tingrett) that began August 26, 2010. Pronouncement of judgment has been served on the parties. The judgment went against Eksportfinans. Eksportfinans has appealed the judgment. Trial date for the appeal has been set to March 8, 2012. Appropriate accruals have been made regarding this contingency. These accruals have been made in earlier periods.

b) In 2009 Eksportfinans and Kommunal Landspensjonskasse gjensidige forsikringsselskap (KLP) entered into a sales and purchase agreement (SPA) for the sale of Eksportfinans's wholly owned subsidiary Kommunekreditt Norge AS (Kommunekreditt). In the SPA Eksportfinans made certain representations that among others included that (1) KLP could rely on an agreement and a guarantee document with respect to a counter guarantee provided by a Norwegian bank to Kommunekreditt and (2) the list and characterization of loans as part of the due diligence process was correct in all material respect.

   1) KLP and the Norwegian bank disagreed over the bank's right to adjust the fee for the guarantee and summoned the bank for the amount of approximately NOK 71 million. In June this year, it became clear that the Oslo City Court (Oslo Tingrett) decided against KLP and in favor of the Norwegian Bank on this matter. This judgement now has full legal force and effect.

Fourth quarter report 2011 23

Unaudited With reference to the representation in the SPA related to the guarantee provided by the Norwegian bank to Kommunekreditt, KLP threatened, at the same time it summoned the Norwegian Bank, to summon Eksportfinans if it is unsuccessful against the Norwegian bank. On October 1, 2010 KLP Banken AS, a wholly owned subsidiary of KLP summoned Eksportfinans with reference to the representations made in the SPA. KLP Banken AS also claimed that the claim against Eksportfinans should be united at trial with the case between KLP Banken AS and the Norwegian bank which Oslo City Court denied. The claim against Eksportfinans is based on the claim against the Norwegian bank which again is based on variable and uncertain factors and may be reduced if for instance the loan portfolio for which the guarantee was issued is partially prepaid or otherwise reduced and is therefore unspecified with respect to amount. The case between KLP Banken AS and Eksportfinans was activated by Oslo Tingrett in October 2011. Pleadings have been issued between KLP, Eksportfinans and Oslo Tingrett. The trial date has been set to 13th to 17th of February, 2012. The Company has not made any accruals regarding this contingency.

2) With reference to the representations in the SPA related to the list and characterization of loans, KLP asserts to have discovered after the closing of the sale that certain loans in the list of loans provided by Kommunekreditt to KLP were incorrectly characterized which, KLP claims, reduces the agreed value of Kommunekreditt by approximately NOK 48 million. On December 6th, 2011 Eksportfinans was formally summoned by KLP Banken AS. Eksportfinans is of the opinion that there are no grounds for the claim.

The Company has not made any accruals regarding this contingency.

c) Because of the bankruptcy in Lehman Brothers, certain swap contracts were settled and replaced by new swap contracts with other counterparties. At the time of the bankruptcy, Eksportfinans had swap contracts with three different legal entities in the Lehman Brothers group. Payments related to the settlement of these swaps were calculated and paid by Eksportfinans in 2008. The valuation of the settlement amount has been contested by two of the legal entities. A final settlement was reached with one of the entities last year, and the final settlement amount has been paid. Negotiations are still ongoing with the second entity. Final settlement amount is uncertain, but the best estimate of the obligation has been recorded. The last entity has, to date, not contested the original valuation and Eksportfinans cannot with sufficient reliability calculate the size of the possible obligation.

18.	Events after balance sheet date

On January 9, 2012, Moody’s affirmed its rating from November 22, 2011 and that the ratings are under review for possible downgrade. On February 15, 2012, Standard and Poor’s downgraded the Company with a negative outlook.

On February 9, 2012, the FSA granted the Company a permanent exemption with respect to the requirement to issue new subordinated debt to replace the USD 75 million of subordinated debt that were called in 2011.

On February 13, 2012, the FSA granted the Company a new temporary exemption for the five lending transactions currently expected to exceed the regulatory limit for large exposures at December 31, 2012. The temporary exemption is specific to each loan and runs until the lending transactions are scheduled to get within the regulatory limit due to scheduled repayments of principal, which is in the period December 31, 2014 – December 31, 2016.

The Board puts emphasis in maintaining the Company’s solidity, and has therefore decided, on March 1, 2012, not to propose a dividend for 2011.

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